

February 5, 2007


SEC MAIL
RECEIVED
PROCESSING
FEB 13 2007
WASH. D.C.
186
SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Lady's and Gentleman:

We are pleased to announce that, on 13 February, 2007, we are going to be transferred and start our work at the West Building of the "Tokyo Midtown," Tokyo's newly-developed urban complex in the Roppongi district of Tokyo.

The head office functions of the three companies, FUJIFILM Holdings, FUJIFILM Corporation, and Fuji Xerox will be consolidated at the new facility to reinforce more synergistic benefits and to strengthen the Group Management structure.

Our new address and contact numbers are as follows;

ADDRESS:	Midtown West, 7-3, Akasaka 9-chome Minato-ku, Tokyo 107-0052, Japan
TEL:	81-3-6271-1111 (Operator) 81-3-6271-1070 (IR Office)
FAX:	81-3- 6271-1146 (IR Office)

Should you have any questions regarding the above, please do not hesitate to contact our IR office.

We thank you for your understanding in this matter and look forward to a continued cooperative business relationship.

With best regards,

FUJIFILM Holdings Corporation

Junji Okada
General Manager
IR Office,
Corporate Planning Div.

dw 2/16

FUJI FILM Holdings Corporation
IR Office, Corporate Planning Div.
26-30, Nishiazabu 2-Chome, Minato-ku, Tokyo 106-8620, Japan
Phone: 81-3-6271-1111

File No. 82-78
February 5, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: FUJIFILM Holdings Corporation– 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

(a) Financial Results for the Nine months ended December 31, 2006

(b) Company's press release dated on January 9, 2007

(c) Company's press release dated on January 11, 2007

Very truly yours,

FUJI FILM Holdings Corporation

Junji Okada
General Manager
IR Office,
Corporate Planning Div.

Enclosure

FUJIFILM Holdings Corporation
Shigetaka Komori
President and Chief Executive Officer

January 30, 2007
URL: http://www.fujifilmholdings.com/

Financial Results (Consolidated)
for the Nine months ended December 31, 2006

1. Notes to Consolidated Financial Statements

(1) Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
- Difference in Accounting Policies from the fiscal year ended March 31, 2006: N/A

(2) Change in Scope of Consolidation and Equity Method: Applicable
- Consolidated Subsidiaries: 231 subsidiaries
- Companies accounted for by equity method: 91 companies

2. Results of the Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes		Net Income	
		%		%		%		%
Nine months ended Dec. 31, 2006	2,068,518	4.2	121,459	19.5	112,270	2.2	48,425	(19.6)
Nine months ended Dec. 31, 2005	1,985,305	4.9	101,664	(29.8)	109,906	(23.6)	60,225	(18.1)
(Ref.) Year ended March 31, 2006	2,667,495		70,436		79,615		37,016	

	Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)
	Yen	Yen
Nine months ended Dec. 31, 2006	94.86	89.90
Nine months ended Dec. 31, 2005	118.25	118.25
(Ref.) Year ended March 31, 2006	72.65	72.65

Notes
1. Average number of shares:
Nine months ended Dec. 31, 2006: 510,513,831 Nine months ended Dec. 31, 2005: 509,293,728
Year ended March 31, 2006: 509,525,143
2. Percent: Change against corresponding period of the previous year in Revenue, Operating Income, Income before Income taxes, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders' Equity Per Share of Common Stock
			%	Yen
As of Dec. 31, 2006	3,280,958	2,029,454	61.9	3,970.58
As of Dec. 31, 2005	3,069,458	1,958,258	63.8	3,845.11
(Ref.) As of March 31, 2006	3,027,491	1,963,497	64.9	3,848.32

Note: Number of Shares Outstanding:
As of Dec. 31, 2006: 511,123,399 As of Dec. 31, 2005: 509,284,842
As of March. 31, 2006: 510,222,073

(3) CASH FLOWS

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Cash and Cash Equivalents at end of period
Nine months ended Dec. 31, 2006	184,240	(232,399)	176,289	354,610
Nine months ended Dec. 31, 2005	158,571	(170,203)	(28,047)	257,877
(Ref.) Year ended March 31, 2006	272,558	(272,129)	(80,309)	218,598

3. Forecast for the Fiscal Year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Revenue	Operating Income	Income before Income Taxes	Net Income
For year ending March 31, 2007	2,750,000	110,000	90,000	40,000

(Reference) Expected Net Income Per Share of Common Stock for Year ending March 31, 2007: ¥ 78.26

Note: These forecast are based on the Company's current assumptions and beliefs in light of the information currently available to it, and involve known and unknown risks and uncertainties. The Company's actual results may differ materially from those discussed in the forward-looking statements. See note on page 8.

FUJIFILM

FUJIFILM Holdings Corporation
Shigetaka Komori
President and Chief Executive Officer

January 30, 2007
URL: http://www.fujifilmholdings.com/

Financial Results (Consolidated) for the Third Quarter ended December 31, 2006

1. Notes to Consolidated Financial Statements

(1) Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
- Difference in Accounting Policies from the fiscal year ended March 31, 2006: N/A

(2) Change in Scope of Consolidation and Equity Method: Applicable
- Consolidated Subsidiaries: 231 subsidiaries
- Companies accounted for by equity method: 91 companies

2. Results of the Third Quarter ended December 31, 2006 (From October 1, 2006 to December 31, 2006)

(1) OPERATING RESULTS

Amount Unit: Millions of yen unless otherwise specified

	Revenue		Operating Income		Income before Income Taxes		Net Income	
		%		%		%		%
Three months ended Dec. 31, 2006	716,482	5.1	70,680	69.7	55,640	20.0	24,623	(9.2)
Three months ended Dec. 31, 2005	681,725	6.5	41,650	(4.4)	46,350	21.9	27,111	30.4
(Ref.) Year ended March 31, 2006	2,667,495		70,436		79,615		37,016	

	Net Income Per Share of Common Stock	Net Income Per Share of Common Stock (Assuming Full Dilution)
	Yen	Yen
Three months ended Dec. 31, 2006	48.17	45.35
Three months ended Dec. 31, 2005	53.23	53.23
(Ref.) Year ended March 31, 2006	72.65	72.65

Notes 1. Average number of shares:
Three months ended Dec. 31, 2006: 511,131,249 Three months ended Dec. 31, 2005: 509,288,400
Year ended March 31, 2006: 509,525,143
2. Percent: Change against corresponding period of the previous year in Revenue, Operating Income, Income before Income Taxes, Net Income.

(2) FINANCIAL POSITION

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio to Total Assets	Shareholders' Equity Per Share of Common Stock
			%	Yen
As of Dec. 31, 2006	3,280,958	2,029,454	61.9	3,970.58
As of Dec. 31, 2005	3,069,458	1,958,258	63.8	3,845.11
(Ref.) As of March 31, 2006	3,027,491	1,963,497	64.9	3,848.32

Note: Number of Shares Outstanding:
As of Dec. 31,2006: 511,123,399 As of Dec. 31, 2005: 509,284,842
As of March. 31,2006: 510,222,073

(3) CASH FLOWS

	Net Cash Provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Cash and Cash Equivalents at end of period
Three months ended Dec. 31, 2006	68,527	(58,494)	4,382	354,610
Three months ended Dec. 31, 2005	50,969	(69,377)	7,436	257,877
(Ref.) Year ended March 31, 2006	272,558	(272,129)	(80,309)	218,598

1. Operating Results

(1) An overview of consolidated operating results for the nine months ended December 31, 2006

Consolidated revenue for the nine months of the fiscal year ending March 31, 2007 (April 1, 2006 to December 31, 2006) amounted to ¥2,068.5 billion, an increase of 4.2% over the same period of the previous fiscal year. Although sales of the Imaging Solutions segment declined, principally because of lower sales of color films and digital cameras, sales of the Information Solutions segment rose substantially, especially in the medical products and services, computer-to-plate (CTP) plate businesses and flat panel display materials. In addition, sales of the Document Solutions segment rose as sales of digital multifunction devices expanded, principally in overseas markets. Another factor contributing to growth in revenue was the weakening of the yen against the U.S. dollar and the euro, compared with the same period of the previous fiscal year.

During the nine months under review, sales in Japan amounted to ¥960.2 billion, a decline of 1.7% year on year, and overseas sales were ¥1,108.3 billion, an increase of 9.8% year on year. Regarding profits, the increases in prices of principal raw materials, especially of silver and aluminum, pushed costs upward, and the implementation of concentrated structural reform measures, from the previous fiscal year into the period under review, resulted in the recording of the related charges. However, the beneficial effect of improvement in the gross profit because of increases in the unit volume of sales, reductions in fixed costs, and the strategic allocation of expenditures enabled Fujifilm to offset the increases in costs mentioned previously, and operating income amounted to ¥121.5 billion, an increase of 19.5% year on year. In the period under review, income before income taxes rose to ¥112.3 billion, 2.2% above the same period of the previous fiscal year, despite recognition of the decline in value of investment securities as part of structural reforms. Net income amounted to ¥48.4 billion, 19.6% lower than for the same period a year earlier.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the nine months under review were ¥116 and ¥147, respectively.

(2) An overview of consolidated operating results for the third quarter ended December 31, 2006

Consolidated revenue for the third quarter of the fiscal year ending March 31, 2007 (October 1, 2006 to December 31, 2006) rose to ¥716.5 billion, 5.1% higher than for the same quarter of the previous fiscal year. While sales of the Imaging Solutions segment declined, principally because of lower sales of color films and digital cameras, sales of the Information Solutions segment rose substantially, especially in the medical products and services, CTP plate businesses and flat panel display materials. In addition, sales of the Document Solutions segment rose as sales of digital multifunction devices expanded, principally in overseas markets. Another factor contributing to growth in revenue was the weakening of the yen against the euro, compared with the previous year.

During the third quarter, sales in Japan amounted to ¥325.7 billion a decline of 1.3% year on year, while overseas sales were ¥390.8 billion, an increase of 11.1% year on year. Regarding profits, the continued high prices of principal raw materials, especially of silver and aluminum, pushed costs upward. However, the beneficial effect of improvement in the gross profit because of increases in the unit volume of sales and reductions in fixed costs as well as the more efficient use of expenditures enabled Fujifilm to offset the increases in costs mentioned previously, and operating income amounted to ¥70.7 billion, a substantial increase of 69.7%

year on year. Income before income taxes rose to ¥55.6 billion, 20.0% above the same quarter of the previous fiscal year, despite the recognition of the decline in value of investment securities as part of structural reforms. Net income amounted to ¥24.6 billion, 9.2% lower than for the same quarter of a year earlier.

The effective currency exchange rates for the U.S. dollar and the euro against the yen during the third quarter were ¥118 and ¥151, respectively.

In its structural reforms during the current fiscal year, Fujifilm is implementing a reorganization of its business systems in the Imaging Solutions segment, including a realignment of its global tripolar production system for photosensitive materials. In addition, along with the realignment in production operations, the Company is working to reduce the number of personnel in its manufacturing divisions and moving forward with measures to create a slimmer, optimal work force in all divisions, including R&D, production, marketing and distribution, and photoprocessing laboratory. The costs incurred in connection with structural reforms in the third quarter amounted to ¥24.2 billion, including ¥21.6 billion in the decline in value of investment securities that were reported within other expenses. For the nine months through the end of the third quarter, these structural reform charges came to a total of ¥66.2 billion, and the impact on operating income was ¥44.6 billion.

Imaging Solutions

Consolidated revenue of the Imaging Solutions segment in the third quarter of the fiscal year ending March 31, 2007, was ¥170.9 billion, down 12.3% year on year. The principal factors accounting for this decline were lower sales of color films and film development and print services of photoprocessing laboratories and a drop in digital camera sales, owing to the intensification of price competition.

Amid declining sales of color films due to the increasing popularity of digital cameras, Fujifilm has begun structural reforms designed to keep the scale of its film operations in line with the scale of demand and thereby maintain the stable profitability of these operations. These structural reform initiatives advanced steadily during the third quarter under review, as during the interim period.

Color paper sales increased, reflecting the rise in Fujifilm's market share in major countries and continued growth in digital camera prints. Regarding digital cameras, in addition to sales of high sensitivity and high image quality digital cameras, Fujifilm announced the FinePix Z5fd, with a slim body, and the FinePix F31fd compact digital camera, featuring the fastest* Face Detection technology in the world, and both products got off to a good start with strong sales. However, fierce price competition is continuing, principally in the entry-level market. Fujifilm is working to further improve the profitability of its digital camera operations through its key product strategy, which is designed to promote the sales of products with special features, such as high levels of sensitivity and image quality as well as Face Detection technology, and through such measures as shifting manufacturing operations to China and strengthening supply-chain management. In the photofinishing equipment field, sales are declining because major customers have already installed Fujifilm minilabs. However, Fujifilm is moving ahead with efforts to install print ordering terminals in small and medium-scale print shops and expand sales through its alliance with Noritsu Koki Co., Ltd. In the color films area, as the size of the market continues to decrease, the withdrawal of competing companies from the market has enabled Fujifilm to increase its market share.

* As of a November 2006 Fujifilm survey

Information Solutions

Consolidated revenue of the Information Solutions segment in the third quarter of the fiscal year ending March 31, 2007, was ¥265.1 billion, an increase of 19.5% over the same quarter of the previous fiscal year. Principal factors supporting this increase included expansion in sales of endoscopes, CTP plates and flat panel display materials and the contribution of subsidiaries newly consolidated in the fourth quarter of the previous fiscal year and the third quarter of the current fiscal year. These subsidiaries were FUJIFILM IMAGING COLORANTS LIMITED, which has developed a favorable position in ink materials for ink-jet printers, and Daiichi Radioisotope Laboratories, Ltd., which is engaged in radiopharmaceutical business (name to be changed to FUJIFILM RI Pharma Co., Ltd. on April 1, 2007).

In the medical imaging business, sales of such equipment and materials as FCR (Fuji Computed Radiography) and dry films expanded. In addition, sales of SYNAPSE, a medical-use picture archiving and communications system, posted steady growth. Among endoscope products, domestic and overseas customers gave high evaluations to Fujifilm's lineup of distinctive products centered on the Transnasal Endoscope, and sales of these products showed marked expansion during the period under review.

In the graphic arts business, the increasing use of CTP products resulted in a decline in sales of graphic arts film, but sales of Fujifilm's CTP system-related products expanded greatly.

In the flat panel display (FPD) materials business, sales of mainstay FUJITAC and WV Film products grew, reflecting the contribution of the increase in production capacity that Fujifilm undertook in response to steady demand for these products.

Regarding recording media, in the mid-range data storage media market, sales of Fujifilm's mainstay LTO Ultrium* 3 increased amid price competition. In the high-end enterprise data storage product market, sales of data cartridge products for the IBM TotalStorage® Enterprise Tape Drive 3592 increased. In addition, Fujifilm began shipments to IBM of the world's first 700GB IBM System Storage 3592 Extended Data high-capacity tape media for enterprise-grade system and is working to achieve further business expansion in this field.

Regarding Fujifilm's office and industrial operations, in the field of optical lens products, Fujifilm's lens units for cellphones with cameras were highly evaluated in the market for their compactness, lightness, high image quality, and autofocus and zoom capabilities, resulting in expansion in sales.

* LTO Ultrium is a registered trademark of IBM, Hewlett-Packard, and Quantum in the United States and other countries.
* TotalStorage is a trademark of IBM in the U.S., other countries, or both.

Document Solutions

Consolidated revenue of the Document Solutions segment in the third quarter of the fiscal year ending March 31, 2007, was ¥280.5 billion, an increase of 5.8% over the same quarter of the previous fiscal year. Driving this growth was exports of digital color multifunction devices to North America and Europe and strong sales in the Asia region including China.

In the Office Products business, the Company have strengthened its domestic lineup of multifunction devices through the introduction of the ApeosPort-II Series that responds to the rising need for improved document security and integrated document management that has followed the implementation of e-Document Law and Personal Information Protection Act in Japan. Moreover, at the same time, the Company has responded to the need for greater diversity in functions by introducing the medium- to high-speed DocuCentre-II Series of color multifunction devices that respond to requirements for handling information in electronic form and linking into network environments. Overseas, exports to North America and Europe and sales of color devices to the Asia region including China have remained strong, and the number of units sold has risen markedly.

In the Office Printers business, although unit sales declined due to inventory adjustments by domestic OEM customers, sales of its own brand products expanded steadily as the Company introduced the low-priced, space-saving, A3 capable color laser printer, the DocuPrint C3050, which is silent during waiting time due to fanless system.

In the Production Services business, the Company strengthened its product lineup by introducing the Nuvera 120 Digital Production System, a monochrome on-demand publishing system, featuring high image quality and high resolution, for the digital printing market that is forecast to expand in the years ahead. In addition, in the Asia region including China, a broad range of products posted expansion in unit sales, including both color and monochrome publishing systems as well as low- to high-speed units.

In the Office Services business, sales of electronic household administration systems declined, reflecting a high level of deliveries during the same period of the previous year, owing to a spike in demand. However, the document outsourcing business reported continued expansion. Also, as strengthening internal control systems has become an important management issue in response to the Corporate Law of Japan and the legal requirements related to internal control systems (i.e., J-SOX), the Company has introduced the Apeos PEMaster 1.2 software to support internal control systems.

VISION75 Medium-Term Management Plan

Building New Growth Strategies

In the flat panel display materials business, Fujifilm is expecting further growth in demand for its mainstay products FUJITAC and WV Film and is therefore aggressively expanding production capacity. During the third quarter under review, the first FUJITAC production line of FUJIFILM Kyushu Co., Ltd went into operation in October. FUJIFILM Kyushu will implement further increases in production capacity as the core production base for FUJITAC, while placing emphasis on working to build symbiotic ties with the local community by working to contribute to the promotion of the culture of the region through participation in culture-related activities and to stress environmental preservation through such activities as endeavoring to reduce its usage of well water and lower CO_2 emissions.

In addition, Fujifilm has made the decision to build a new plant with R&D capabilities for flat panel display materials at the Kanagawa Factory Ashigara Site (scheduled to go into operation in April 2008). In response to the trend toward ever larger LCDs, the new plant will work to develop and manufacture ultrawide FUJITAC, which permits the effective production of materials for large LCD televisions of over 40 inches.

In the medical imaging business, through one of its U.S. sales subsidiaries, FUJIFILM Medical Systems USA, Inc., Fujifilm purchased all shares of Problem Solving Concepts, Inc., a U.S. company. Problem Solving Concepts developed and sells its original Cardiology-PACS medical imaging information system, which is used to facilitate the diagnosis and treatment of heart disease. Through this acquisition, Fujifilm will now able to integrate Cardiology-PACS with its SYNAPSE system, thus making it possible to advance the SYNAPSE system to become a diagnostic imaging information system capable of handling a broader range of medical imaging. Fujifilm will introduce the integrated SYNAPSE to cardiology departments and facilities worldwide that require image information sharing solutions between radiology and cardiology departments.

In the graphic arts business, through FUJIFILM Australia Pty. Ltd. (FFAU) and FUJIFILM NZ Ltd. (FFNZ), which are Fujifilm's sales subsidiaries in Oceania, Fujifilm acquired the equipment and materials sales and technical support business of graphic arts system distributor, Graphic Systems Australasia Pty Ltd. Following this acquisition, FFAU and FFNZ have begun direct sales. As a result of the establishment of this direct sales system, it has become possible to further the development of operations under a unified, fast-moving global strategy in the graphic arts business in Oceania. By undertaking marketing and sales activities that respond closely to the diverse needs of the market, Fujifilm will be well positioned to further expand its graphic arts business in Oceania.

Implementing Comprehensive Structural Reforms at All Management Levels

Among its structural reform initiatives from an overall management perspective, Fujifilm has been moving forward with reforms in the Imaging Solutions segment, focusing on the color films and other photosensitive materials businesses and digital cameras business in the electronic imaging business. These structural reforms are proceeding ahead of schedule, and completion is expected during the current fiscal year.

Enhancing Consolidated Management

The FUJIFILM Group ("the Group") shifted to a holding company structure as of October 1, 2006. Under FUJIFILM Holding Corporation, which is now responsible for the overall management of the Group, the Group is developing its operations through a new Group management structure centered on FUJIFILM Corporation, which is responsible for imaging solutions and information solutions operations, and Fuji Xerox Co., Ltd., which is responsible for document solutions operations. In February 2007, all three of these core Group companies will move into the Tokyo Midtown West, a newly developed complex in Roppongi, Tokyo. This amalgamation of Group forces is expected to result in expanded strategic collaboration and the realization of specific synergistic benefits. In addition, building on the opportunity that this transition to a new system of organization represents, the Group has begun to implement its "Slim and Strong Drive" (S&S Drive) to realize an even stronger corporate position. Key to this drive will be the implementation of thoroughgoing measures to enhance the efficiency of and prioritize the allocation of selling, general and administrative (SG&A), R&D, manufacturing, and other expenditures in all Group entities. One of the targets of the S&S Drive will be to lower the ratio of SG&A expenses to revenue to the 20% to 25% range by the fiscal year ending March 31, 2010, which will be the final year of VISION75 Medium-Term Management Plan.

(3) Outlook for the full fiscal year

The structural reforms focusing on the Imaging Solutions segment are proceeding and expected to be completed within the current fiscal year, as scheduled. Expenses related to these reforms, however, are likely to exceed the initially planned amounts because the decline in the value of the yen is raising the yen value of structural reform charges in overseas locations. Moreover, under its S&S Drive, the Company has kicked off thoroughgoing initiatives to improve the efficiency and prioritize the allocation of all expenses, with the aim of creating a strong corporate management position. At present, in its all business segments including the Document Solutions segment, the Company has begun to review its organization as well as work processes and systems from a wide range of perspectives.

These reforms and S&S Drive measures are expected to cause the recording of a total of about ¥110.0 billion in the current fiscal year and the other expenses of ¥21.6 billion out of ¥110.0 billion was recognized as non-operating expenses in the third quarter under review. Considering such positive and negative factors as its favorable performance for the nine months under review and the expenses described above, the Company is revising its estimated performance forecast upward as for the current fiscal year as follows; the consolidated revenue is ¥2,750.0 billion, operating income, ¥110.0 billion, income before income taxes, ¥90.0 billion, and net income, ¥40.0 billion.

The Company intends to complete the structural reforms in its Imaging Solutions segment during the current fiscal year as scheduled and implement a stronger growth strategy. Also, by moving ahead speedily and surely with its S&S Drive, the Company will work to realize the management goals set for the current and subsequent fiscal years under our VISION75 (2006) Medium-Term Management Plan.

The Consolidated Forecast

(Millions of yen)

	Revenue	Operating income	Income before income taxes	Net income
Previous forecast (A) (issued on Oct. 31, 2006)	2,740,000	80,000	80,000	38,000
Latest revised forecast (B)	2,750,000	110,000	90,000	40,000
Change (B–A)	10,000	30,000	10,000	2,000
Percentage (%)	0.4	37.5	12.5	5.3
Actual results as of March 31, 2006	2,667,495	70,436	79,615	37,016

2. CONSOLIDATED BALANCE SHEETS

Amount Unit: Millions of yen

	As of Dec. 31, 2006		As of Sept. 30, 2006		Change	As of Mar. 31, 2006	
ASSETS	%		%			%	
Current assets:							
Cash and cash equivalents		354,610		336,210	18,400		218,598
Marketable securities		62,304		68,756	(6,452)		69,829
Notes and accounts receivable		600,611		566,648	33,963		566,315
Inventories		421,787		407,680	14,107		385,463
Other current assets		147,041		142,416	4,625		132,255
Total current assets	48.4	1,586,353	47.3	1,521,710	64,643	45.3	1,372,460
Investments and long-term receivables	14.3	470,080	14.9	479,464	(9,384)	15.3	462,851
Property, plant and equipment	22.9	752,931	23.2	747,164	5,767	24.8	751,385
Other assets	14.4	471,594	14.6	467,463	4,131	14.6	440,795
Total Assets	100.0	3,280,958	100.0	3,215,801	65,157	100.0	3,027,491
LIABILITIES							
Current liabilities:							
Short-term debt		122,924		97,650	25,274		99,088
Notes and accounts payable		314,498		306,452	8,046		312,509
Other current liabilities		293,353		302,773	(9,420)		311,309
Total current liabilities	22.3	730,775	21.9	706,875	23,900	23.9	722,906
Long-term liabilities:							
Long-term debt		266,294		266,687	(393)		74,329
Accrued pension and severance costs		34,574		37,680	(3,106)		44,215
Other long-term liabilities		103,346		100,090	3,256		102,995
Total long-term liabilities	12.3	404,214	12.6	404,457	(243)	7.3	221,539
Minority interests in subsidiaries	3.5	116,515	3.8	121,467	(4,952)	3.9	119,549
SHAREHOLDERS' EQUITY							
Common stock, without par value:							
Authorized: 800,000,000 shares							
Issued: 514,625,728 shares		40,363		40,363	-		40,363
Additional paid-in capital		68,412		68,412	-		68,412
Retained earnings		1,860,541		1,836,036	24,505		1,818,610
Accumulated other comprehensive income		73,487		55,596	17,891		52,917
Treasury stock, at cost		(13,349)		(17,405)	4,056		(16,805)
Total shareholders' equity	61.9	2,029,454	61.7	1,983,002	46,452	64.9	1,963,497
Total Liabilities and Shareholders' Equity	100.0	3,280,958	100.0	3,215,801	65,157	100.0	3,027,491

3. CONSOLIDATED STATEMENTS OF INCOME

Three months ended December 31, 2006 and 2005 Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
	%		%		Amount	%
Revenue:						
Sales		619,003		589,885	29,118	4.9
Rentals		97,479		91,840	5,639	6.1
	100.0	716,482	100.0	681,725	34,757	5.1
Cost of sales:						
Sales		369,885		366,837	3,048	0.8
Rentals		39,574		38,228	1,346	3.5
	57.1	409,459	59.4	405,065	4,394	1.1
Gross profit	42.9	307,023	40.6	276,660	30,363	11.0
Operating expenses:						
Selling, general and administrative	26.7	191,236	27.6	188,042	3,194	1.7
Research and development	6.0	42,487	6.6	44,973	(2,486)	(5.5)
Restructuring and other charges	0.3	2,620	0.3	1,995	625	-
	33.0	236,343	34.5	235,010	1,333	0.6
Operating income	9.9	70,680	6.1	41,650	29,030	69.7
Other income (expenses):						
Interest and dividend income		2,910		2,308	602	
Interest expense		(1,496)		(998)	(498)	
Foreign exchange gains (losses), net		2,667		2,880	(213)	
Decline in value of investment securities		(21,630)		0	(21,630)	
Other, net		2,509		510	1,999	
	(2.1)	(15,040)	0.7	4,700	(19,740)	-
Income before income taxes	7.8	55,640	6.8	46,350	9,290	20.0
Income taxes	3.9	27,461	2.5	17,374	10,087	58.1
Income before minority interests and equity in net earnings of affiliated companies	3.9	28,179	4.3	28,976	(797)	(2.8)
Minority interests	(0.6)	(3,955)	(0.4)	(2,788)	(1,167)	(41.9)
Equity in net earnings of affiliated companies	0.1	399	0.1	923	(524)	(56.8)
Net income	3.4	24,623	4.0	27,111	(2,488)	(9.2)

Nine months ended December 31, 2006 and 2005 Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
	%		%			
Revenue:						
Sales		1,781,224		1,711,757	69,467	4.1
Rentals		287,294		273,548	13,746	5.0
	100.0	2,068,518	100.0	1,985,305	83,213	4.2
Cost of sales:						
Sales		1,083,351		1,069,703	13,648	1.3
Rentals		119,225		114,073	5,152	4.5
	58.1	1,202,576	59.6	1,183,776	18,800	1.6
Gross profit	41.9	865,942	40.4	801,529	64,413	8.0
Operating expenses:						
Selling, general and administrative	27.4	566,802	27.9	552,738	14,064	2.5
Research and development	6.5	133,079	6.9	137,297	(4,218)	(3.1)
Restructuring and other charges	2.1	44,602	0.5	9,830	34,772	-
	36.0	744,483	35.3	699,865	44,618	6.4
Operating income	5.9	121,459	5.1	101,664	19,795	19.5
Other income (expenses):						
Interest and dividend income		7,625		6,216	1,409	
Interest expense		(4,411)		(3,086)	(1,325)	
Foreign exchange gains (losses), net		6,246		6,946	(700)	
Decline in value of investment securities		(22,032)		(59)	(21,973)	
Other, net		3,383		(1,775)	5,158	
	(0.5)	(9,189)	0.4	8,242	(17,431)	-
Income before income taxes	5.4	112,270	5.5	109,906	2,364	2.2
Income taxes	2.6	54,662	2.2	44,782	9,880	22.1
Income before minority interests and equity in net earnings of affiliated companies	2.8	57,608	3.3	65,124	(7,516)	(11.5)
Minority interests	(0.6)	(11,333)	(0.5)	(8,561)	(2,772)	(32.4)
Equity in net earnings of affiliated companies	0.1	2,150	0.2	3,662	(1,512)	(41.3)
Net income	2.3	48,425	3.0	60,225	(11,800)	(19.6)

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From October 1, 2006 To December 31, 2006	Three months ended Dec. 31, 2005 From October 1, 2005 To December 31, 2005
Operatings activities		
Net income	24,623	27,111
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	49,172	52,120
Decline in value of investment securities	21,630	-
Minority interests	3,955	2,788
Equity in net earnings of affiliated companies, less dividends received	(181)	(890)
Changes in operating assets and liabilities:		
Notes and accounts receivable	(22,138)	(12,835)
Inventories	(8,598)	1,440
Notes and accounts payable - trade	12,078	(11,599)
Accrued income taxes and other liabilities	(14,252)	(3,882)
Other	2,238	(3,284)
Subtotal	43,904	23,858
Net cash provided by operating activities	68,527	50,969
Investing activities		
Purchases of property, plant and equipment	(41,848)	(44,560)
Purchases of software	(4,384)	(2,860)
Proceeds from sales and maturities of marketable and investment securities	23,435	12,626
Purchases of marketable and investment securities	(15,377)	(26,839)
Increase in investments in and advances to affiliated companies	(2,180)	(316)
Acquisitions of businesses and minority interests, net of cash acquired	(9,999)	-
Other	(8,141)	(7,428)
Net cash used in investing activities	(58,494)	(69,377)
Financing activities		
Proceeds from long-term debt	-	58
Repayments of long-term debt	(1,307)	(1,089)
Increase in short-term debt, net	14,605	16,875
Cash dividends paid	(6,376)	(6,367)
Cash dividends paid to minority interests	(2,476)	(2,017)
Purchases of stock for treasury, net	(64)	(24)
Net cash provided by financing activities	4,382	7,436
Effect of exchange rate changes on cash and cash equivalents	3,985	4,677
Net increase (decrease) in cash and cash equivalents	18,400	(6,295)
Cash and cash equivalents at beginning of period	336,210	264,172
Cash and cash equivalents at end of period	354,610	257,877

Nine months ended December 31, 2006 and 2005, and Year ended March 31, 2006. Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec.31, 2006	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec.31, 2005	Year ended March 31, 2006 From April 1, 2005 To March 31, 2006
Operating activities			
Net income	48,425	60,225	37,016
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	159,113	156,704	225,434
Impairment losses for long-lived assets and goodwill	-	-	42,121
Decline in value of investment securities	22,032	59	122
Minority interests	11,333	8,561	12,785
Equity in net earnings of affiliated companies, less dividends received	(800)	(2,364)	(3,899)
Changes in operating assets and liabilities:			
Notes and accounts receivable	(4,515)	(17,828)	(7,223)
Inventories	(16,850)	(1,686)	15,118
Notes and accounts payable - trade	8,281	(23,320)	(33,486)
Accrued income taxes and other liabilities	(42,541)	(23,517)	(9,909)
Other	(238)	1,737	(5,521)
Subtotal	135,815	98,346	235,542
Net cash provided by operating activities	184,240	158,571	272,558
Investing activities			
Purchases of property, plant and equipment	(121,080)	(129,529)	(186,980)
Purchases of software	(13,790)	(12,186)	(16,693)
Proceeds from sales and maturities of marketable and investment securities and other investments	75,634	62,306	83,629
Purchases of marketable and investment securities	(112,290)	(52,113)	(58,757)
Decrease (increase) in investments in and advances to affiliated companies	2,958	(5,099)	(19,237)
Acquisitions of businesses and minority interests, net of cash acquired	(41,642)	(10,417)	(40,587)
Other	(22,189)	(23,165)	(33,504)
Net cash used in investing activities	(232,399)	(170,203)	(272,129)
Financing activities			
Proceeds from long-term debt	199,938	827	1,728
Repayments of long-term debt	(24,544)	(7,073)	(21,452)
Increase (decrease) in short-term debt, net	19,533	(4,301)	(43,119)
Cash dividends paid	(12,754)	(12,734)	(12,734)
Cash dividends paid to minority interests	(5,220)	(4,710)	(4,941)
Purchases of stock for treasury, net	(664)	(56)	209
Net cash provided by (used in) financing activities	176,289	(28,047)	(80,309)
Effect of exchange rate changes on cash and cash equivalents	7,882	9,399	10,321
Net increase (decrease) in cash and cash equivalents	136,012	(30,280)	(69,559)
Cash and cash equivalents at beginning of period	218,598	288,157	288,157
Cash and cash equivalents at end of period	354,610	257,877	218,598

3. DETAILS OF CONSOLIDATED REVENUE

(1) Revenue by product

Three months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	23.9%	170,901	28.6%	194,875	(23,974)	(12.3)
Information Solutions	37.0%	265,113	32.5%	221,781	43,332	19.5
Document Solutions	39.1%	280,468	38.9%	265,069	15,399	5.8
Consolidated total	100.0%	716,482	100.0%	681,725	34,757	5.1

Nine months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions	23.1%	478,049	27.4%	543,186	(65,137)	(12.0)
Information Solutions	36.3%	750,300	32.1%	636,990	113,310	17.8
Document Solutions	40.6%	840,169	40.5%	805,129	35,040	4.4
Consolidated total	100.0%	2,068,518	100.0%	1,985,305	83,213	4.2

Note: Major products and services of each operating segments are as follows:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials
Document Solutions	Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services

(2) Domestic and overseas revenue

Three months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Domestic	45.5%	325,737	48.4%	330,098	(4,361)	(1.3)
Overseas						
The Americas	21.2%	151,829	21.5%	146,695	5,134	3.5
Europe	15.4%	110,048	14.4%	98,218	11,830	12.0
Asia and others	17.9%	128,868	15.7%	106,714	22,154	20.8
Subtotal	54.5%	390,745	51.6%	351,627	39,118	11.1
Consolidated total	100.0%	716,482	100.0%	681,725	34,757	5.1

Nine months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Domestic	46.4%	960,178	49.2%	976,331	(16,153)	(1.7)
Overseas						
The Americas	21.0%	435,427	21.6%	428,282	7,145	1.7
Europe	15.3%	315,493	14.4%	286,436	29,057	10.1
Asia and others	17.3%	357,420	14.8%	294,256	63,164	21.5
Subtotal	53.6%	1,108,340	50.8%	1,008,974	99,366	9.8
Consolidated total	100.0%	2,068,518	100.0%	1,985,305	83,213	4.2

6.SEGMENT INFORMATION

(1) Operating segments

Three months ended December 31, 2006 and 2005 Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	23.9%	170,901	28.6%	194,875	(23,974)	(12.3)
Intersegment		207		208	(1)	-
Total		171,108		195,083	(23,975)	(12.3)
Information Solutions:						
External customers	37.0%	265,113	32.5%	221,781	43,332	19.5
Intersegment		710		643	67	-
Total		265,823		222,424	43,399	19.5
Document Solutions:						
External customers	39.1%	280,468	38.9%	265,069	15,399	5.8
Intersegment		2,246		3,040	(794)	-
Total		282,714		268,109	14,605	5.4
Eliminations		(3,163)		(3,891)	728	-
Consolidated total	100.0%	716,482	100.0%	681,725	34,757	5.1

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Operating Income:						
Imaging Solutions	6.5%	11,155	3.9%	7,518	3,637	48.4
Information Solutions	14.7%	38,980	10.1%	22,443	16,537	73.7
Document Solutions	7.5%	21,229	4.3%	11,641	9,588	82.4
Total		71,364		41,602	29,762	71.5
Eliminations		(684)		48	(732)	-
Consolidated total	9.9%	70,680	6.1%	41,650	29,030	69.7

(Ref.)

Restructuring charges included in the operating income by operating segment Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006	Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005	Change
Restructuring charges:			
Imaging Solutions	2,094	1,755	339
Information Solutions	526	240	286
Consolidated total	2,620	1,995	625

Note: The major products and services of each operating segment are as follws:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials
Document Solutions	Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services

Nine months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Imaging Solutions:						
External customers	23.1%	478,049	27.4%	543,186	(65,137)	(12.0)
Intersegment		718		507	211	-
Total		478,767		543,693	(64,926)	(11.9)
Information Solutions:						
External customers	36.3%	750,300	32.1%	636,990	113,310	17.8
Intersegment		2,044		2,282	(238)	-
Total		752,344		639,272	113,072	17.7
Document Solutions:						
External customers	40.6%	840,169	40.5%	805,129	35,040	4.4
Intersegment		7,601		8,585	(984)	-
Total		847,770		813,714	34,056	4.2
Eliminations		(10,363)		(11,374)	1,011	-
Consolidated total	100.0%	2,068,518	100.0%	1,985,305	83,213	4.2

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Operating Income (Loss):						
Imaging Solutions	(1.5)%	(7,352)	0.5%	2,548	(9,900)	-
Information Solutions	9.8%	74,059	9.0%	57,749	16,310	28.2
Document Solutions	6.5%	55,342	5.1%	41,269	14,073	34.1
Total		122,049		101,566	20,483	20.2
Eliminations		(590)		98	(688)	-
Consolidated total	5.9%	121,459	5.1%	101,664	19,795	19.5

(Ref.)

Restructuring charges included in the operating income and loss by operating segment

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006	Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005	Change
Restructuring charges:			
Imaging Solutions	31,835	9,299	22,536
Information Solutions	12,767	531	12,236
Consolidated total	44,602	9,830	34,772

Note: The major products and services of each operating segment are as follws:

Imaging Solutions	Color films, digital cameras, photofinishing equipment and color paper, chemicals and services for photofinishing
Information Solutions	Equipment and materials for medical diagnostics and life science, equipment and materials for graphic arts, flat panel display materials, recording media, optical devices, electronic materials and inkjet materials
Document Solutions	Office copy machines/MFPs, printers, production systems and services, paper, consumables and office services

(2) Geographic information

Three months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Japan						
External customers	57.8%	414,237	60.4%	411,948	2,289	0.6
Intersegment		123,523		109,790	13,733	-
Total		537,760		521,738	16,022	3.1
The Americas						
External customers	19.2%	137,703	18.1%	123,573	14,130	11.4
Intersegment		5,352		6,527	(1,175)	-
Total		143,055		130,100	12,955	10.0
Europe						
External customers	12.4%	88,850	12.2%	82,934	5,916	7.1
Intersegment		4,305		3,468	837	-
Total		93,155		86,402	6,753	7.8
Asia and others						
External customers	10.6%	75,692	9.3%	63,270	12,422	19.6
Intersegment		84,000		62,199	21,801	-
Total		159,692		125,469	34,223	27.3
Eliminations		(217,180)		(181,984)	(35,196)	-
Consolidated total	100.0%	716,482	100.0%	681,725	34,757	5.1

Amount Unit: Millions of yen

	Three months ended Dec. 31, 2006 From Oct. 1, 2006 To Dec. 31, 2006		Three months ended Dec. 31, 2005 From Oct. 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Operating Income:						
Japan	10.2%	55,040	6.5%	34,031	21,009	61.7
The Americas	1.0%	1,402	0.5%	667	735	110.2
Europe	2.6%	2,416	3.2%	2,745	(329)	(12.0)
Asia and others	6.7%	10,709	4.9%	6,205	4,504	72.6
Eliminations	-	1,113	-	(1,998)	3,111	-
Consolidated total	9.9%	70,680	6.1%	41,650	29,030	69.7

Nine months ended December 31, 2006 and 2005

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Revenue:						
Japan						
External customers	59.4%	1,228,617	61.8%	1,226,899	1,718	0.1
Intersegment		350,693		292,579	58,114	-
Total		1,579,310		1,519,478	59,832	3.9
The Americas						
External customers	18.1%	373,903	17.5%	347,517	26,386	7.6
Intersegment		18,327		18,813	(486)	-
Total		392,230		366,330	25,900	7.1
Europe						
External customers	12.4%	257,006	11.9%	236,196	20,810	8.8
Intersegment		13,866		10,001	3,865	-
Total		270,872		246,197	24,675	10.0
Asia and others						
External customers	10.1%	208,992	8.8%	174,693	34,299	19.6
Intersegment		234,348		176,563	57,785	-
Total		443,340		351,256	92,084	26.2
Eliminations		(617,234)		(497,956)	(119,278)	-
Consolidated total	100.0%	2,068,518	100.0%	1,985,305	83,213	4.2

Amount Unit: Millions of yen

	Nine months ended Dec. 31, 2006 From April 1, 2006 To Dec. 31, 2006		Nine months ended Dec. 31, 2005 From April 1, 2005 To Dec. 31, 2005		Change	
					Amount	%
Operating Income (Loss):						
Japan	6.8%	106,797	4.8%	73,116	33,681	46.1
The Americas	(2.5)%	(9,823)	0.9%	3,198	(13,021)	-
Europe	(0.5)%	(1,343)	2.8%	6,806	(8,149)	-
Asia and others	6.6%	29,404	5.2%	18,438	10,966	59.5
Eliminations	-	(3,576)	-	106	(3,682)	-
Consolidated total	5.9%	121,459	5.1%	101,664	19,795	19.5

News Releases

Daiichi Radioisotope Laboratories announces New Company Name
January 9, 2007

Daiichi Radioisotope Laboratories, Ltd. (DRL) of FUJIFILM group will be renamed FUJIFILM RI Pharma Co., Ltd., effective as of April 1, 2007.

The new company name indicates the company's identity as a member of FUJIFILM group and its business field of radiopharmaceuticals.

DRL took a fresh start in October last year as a wholly owned subsidiary of FUJIFILM Corporation. With this new company name, the company will further advance the fusion of DRL's expertise on radiopharmaceutical technology and FUJIFILM group's broad technology and aim to benefit nuclear medicine. Also, from a standpoint of a company specialized in radiopharmaceutical products, the company will play an important role in the expansion of the medical business, which FUJIFILM group regards as one of the most important fields.

Media Contact: FUJIFILM Corporation
Corporate Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

Top of News Releases

News Releases

FUJIFILM Acquires Problem Solving Concepts, Inc.,
a Provider of Medical Imaging Information Systems for Cardiology
and expands its medical imaging business.
January 11, 2007

FUJIFILM Corporation (President and CEO: Shigetaka Komori; hereinafter referred to as "Fujifilm") has acquired all shares of Problem Solving Concepts Inc. (head office: Indianapolis, Indiana; hereafter, "ProSolv") through its US sales subsidiary FUJIFILM Medical Systems USA, Inc. ProSolv, a provider of medical imaging information systems for cardiology, will become a wholly-owned subsidiary of Fujifilm.

Since its formation, ProSolv has steadily accumulated an impressive body of advanced software technologies, and since 2000 has marketed its unique Cardiology-PACS (Picture Archiving and Communications System), a medical imaging information system for the circulatory system that is primarily used to facilitate the diagnosis of heart disease and other circulatory disorders. The ProSolv Cardiology-PACS is highly regarded for its customizable and comprehensive reporting solutions, along with other advanced functions necessary for diagnosis of heart disease and other circulatory disorders, including dynamic image displays, electrocardiogram synchronization and quantitative analysis capabilities. The Prosolv Cardiology-PACS has been introduced at approximately 350 sites in the U.S. and other parts of the world.

Under the corporate philosophy of using leading-edge,

proprietary technologies to "help enhance the quality of life of people worldwide", Fujifilm has globally expanded its medical imaging business, which has become one of its core businesses. Fujifilm has earned global recognition for developing the digital x-ray imaging diagnostic system FCR (Fuji Computed Radiography) in 1981, and subsequently its Web-integrated PACS, SYNAPSE network system, to store and process medical imaging information. With the delivery of these products, Fujifilm has been contributing to improvements in the quality and efficiency of medical imaging diagnosis.

With the rapid progress of IT in medical fields, demand for PACS installations is growing as it enables unified diagnostic information management, accurate and quick reporting and recording of diagnostic results, and allows doctors in charge of diagnosis and treatment and other medical staff to share this information at any time. Accordingly, cardiovascular departments are now expected to move quickly to incorporate PACS, thus expanding the market. Moreover, large facilities are increasingly required to internally manage and integrate the data of multiple departments, including radiology departments, which handle particularly large quantities of medical images and increasingly need to share their image information with cardiovascular departments. More than 1000 health care facilities around the world have installed SYNAPSE, proving its high quality and reliability. Through the acquisition of ProSolv, Fujifilm will now be able to integrate cardiology-PACS with SYNAPSE, thereby further enhancing the sophisticated functions of its system. Fujifilm will introduce the integrated SYNAPSE to cardiology departments and facilities worldwide that require information sharing solutions between radiology and cardiology departments.

Fujifilm is now making further headway toward new growth strategies that revolve around growing and prospective business fields including medical and life science businesses. The company is considerably strengthening its capital and R&D investments, while enlarging its new businesses through active mergers and acquisitions. The acquisition of ProSolv is one facet of this growth strategy. In keeping with its corporate philosophy, Fujifilm will continue to enhance its

medical business and its efforts to contribute to improvements in the quality and efficiency of medical care as well as the health and quality of life of people worldwide.

<Overview of Problem Solving Concepts Inc.>
Establishment: December 1989
President and CEO: Thomas Feigenbaum
Location of HQ: Indianapolis, Indiana, U.S.A.
Operations: Development, sales, and maintenance of Cardiology-PACS, a medical imaging information system for cardiovascular departments

Media Contact:
Courtney Kraemer
FUJIFILM Medical Systems USA, Inc.
Public Relations
Tel: 203-363-3924
courtney.kraemer@fujimed.com

FUJIFILM Corporation
Corporate Public Relations Division
Tel: 81-3-3406-2490
Fujifilm website:
Japanese : http://fujifilm.jp/
English : http://www.fujifilm.com/

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